United States
Securities and Exchange Commission
Washington, D.C.  20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934

(Amendment No.    )*

Bel Fuse Inc. Class B
(Name of issuer)

Common Stock
(title of class securities)

077347300
(CUSIP number)

December 31, 2002
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
	[ X ]	Rule 13d-1(b)
	[     ]	Rule 13d-1(c)
	[     ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") of otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


CUSIP No. 077347300

1 - NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	 Fox Asset Management LLC

2 - CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)
 	(b)     Group Disclaimed			_X_

3 - SEC USE ONLY

4 - CITIZENSHIP OF PLACE OF ORGANIZATION

     Little Silver, NJ

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
  WITH:

     5 - SOLE VOTING POWER		435,135 Shares

     6 - SHARED VOTING POWER		0 Shares

     7 - SOLE DISPOSITIVE POWER		435,135 Shares

     8 - SHARED DISPOSITIVE POWER	0 Shares


9 - AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     	435,135 Shares

10 - CHECK IF THE AGGREGATE AMOUNT ON ROW (9) EXCLUDES CERTAIN SHARES

11 - PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW 9

	5.27%

12 - TYPE OF REPORTING PERSON

IA


CUSIP No. 077347300


Item 1(a) Name of Issuer:

	Bel Fuse Inc. Class B

Item 1(b) Address of Issuer's Principal Executive Office:

	206 Van Vorst Street
	Jersey City, NY  07302

Item 2(a) Name of Person Filing:

Eaton Vance Management, filing on behalf of Fox Asset Management LLC, a majority-owned subsidiary of Eaton Vance Management.

Item 2(b) Address of Principal Business Office of Person Filing:

     255 State Street, Boston, MA  02109

Item 2(c) Citizenship:

     United States

Item 2(d) Title of Class of Securities:

     Common Stock

Item 2(e) CUSIP Number

     077347300

Item 3    Eligibility to File Schedule 13G:

Eaton Vance Management, including its subsidiaries, is an investment adviser in accordance with S240.13d-1(b)(1)(ii)(E). Fox Asset Management is an investment adviser in accordance with S240.13d-1(b)(1)(ii)(E).


Item 4    Ownership:

(a) Amount beneficially owned:	435,135 shares
(b) Percent of class:			5.27%
(c) Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 435,135 shares.
(ii)	Shared power to vote or to direct the vote 0 shares.
(iii)	Sole power to dispose or to direct the disposition of 435,135 shares.
(iv)	Shared power to dispose or to direct the disposition of 0 shares.

Item 5    Ownership of Five Percent or Less of a Class:

	Not applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

     Not applicable

Item 7 Identification and Classification of the Subsidiary, which Acquired the Security Being reported on by the Parent Holding Company:

     Not applicable

Item 8    Identification and Classification of Members of the Group:

     Not applicable

Item 9    Notice of Dissolution of Group:

     Not applicable


Item 10   Certification:

CERTIFICATION AND SIGNATURE

Eaton Vance Management certifies and Fox Asset Management LLC certifies that it is a person entitled to file statements on Schedule 13G under Rule 13d-1(b)(1) promulgated under the Securities Exchange Act of 1934, and the security referred to above was acquired in the ordinary course of business and was not acquired for the purpose of and do not have the effect of changing or influencing control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, Eaton Vance Management certifies and Fox Asset Management LLC certifies that the information set forth in this Amendment is true, complete and correct.


EATON VANCE MANAGEMENT

By:  /s/Michelle A. Alexander
       (Signature)
       Michelle A. Alexander, Vice President

2/13/2003
(Date)


FOX ASSET MANAGEMENT LLC

By:  /s/George C. Pierides
       (Signature)
       George C. Pierides, Managing Director

2/13/2003
(Date)